SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes --------

 No ---X-----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Subsidiary CoreTech Consulting Group Signs Million Dollar Service Order Outsourcing Contract With Global Pharmaceutical Company

Six Thousand End Users To Be Serviced By The CoreTech Support Services Team

Irvine, California (December 10, 2002) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development and integration technology, and business solutions, announced today that its subsidiary CoreTech Consulting Group has expanded its Support Services Practice with the addition of a service order coordination group in support of a global pharmaceutical company. The contract has an approximate annual value of one million dollars.

This group will provide service to a population of approximately 6,000 end users to be serviced by the CoreTech Support Services team. The service order coordination desk will be tasked with both the handling and administration of over 4,000 technology-related service order requests and 9,000 new tasks per month.

"We are excited about this opportunity to broaden our relationship by providing outstanding service to this significant client," said Steve Madonia, Director of Support Services at CoreTech. "We are always pleased to win the confidence of such a large international client, especially one that entrusts key business support elements to our team."

The objectives of the outsourcing contract are to:

- Enhance the level of service quality through improved response times and accuracy

- Enhance the marketability of the service order coordination unit throughout the enterprise

- Reduce overall cost of service delivery by leveraging leading edge technology and best practices

Companies interested in finding out more about CoreTech's project staffing services can visit www.coretech.com/staffing/index.html or send e-mail to info@coretech.com <mailto:info@coretech.com>.

About CoreTech Consulting Group, LLC (CoreTech)

CoreTech, a subsidiary of Magic Software Enterprises, is a leading provider of Consulting Solutions in the areas of Internetworking, Security, Platforms, Business Intelligence, Program and Project Management, Project Staff Augmentation, and Support Services in the Life Sciences and Financial Services industries. CoreTech's clients include enterprises such as GlaxoSmithKline, Johnson & Johnson, Wyeth, SunTrust Banks, Synovus Financial and many more. CoreTech, which has been named to the "Inc. 500" and Deloitte & Touche's "Fast 500," is based in suburban Philadelphia. More information about CoreTech may be obtained by calling 800-220-3337 or by visiting www.coretech.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: December 10, 2002